Exhibit 4.2

Description of Aspen Technology, Inc. Capital Stock

The following information constitutes the “Description of Securities” required by Item 202(a) of Regulation S-K. References herein to “we,” “our,” “us,” or "our company” refer to Aspen Technology, Inc., a Delaware corporation. The following information summarizes the material terms of our common and preferred stock, as well as relevant provisions of our charter, which includes certificates of designations relating to each series of our preferred stock, and bylaws and the Delaware General Corporation Law.  For a complete description of the terms of our common and preferred stock, please refer to our charter and bylaws.  While the terms summarized below will apply generally to any shares of common or preferred stock that we may offer in the future, we will describe the particular terms of any series of these securities in more detail in the applicable prospectus relating to the offering of these securities.  The terms of any common or preferred stock that we offer pursuant to a prospectus may differ from the terms described below, and any such additional or different terms will be set forth in that prospectus.

Our authorized capital stock consists of 220,000,000 shares.  These shares consist of 210,00,000 shares of common stock, $0.10 par value per share, and 10,000,000 shares of preferred stock, $0.10 par value per share, of which 3,636 shares have been designated as Series D redeemable convertible preferred stock.

Common Stock

Voting.  Each holder of common stock is entitled to one vote on all matters to be voted upon by stockholders for each share held on the record date for such vote.

Dividends.  Subject to any preference rights of holders of preferred stock, holders of common stock are entitled to receive dividends, when, as and if declared by the board of directors, out of funds legally available for dividends.

Liquidation.  Upon liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets available for distribution to stockholders in proportion to the amount of common stock they own.  The amount available for common stockholders is calculated after our payment of liabilities.  Holders of preferred stock will receive their preferential share of our assets before the holders of common stock receive any assets.

Other Rights.  Holders of common stock have no right to:

•	convert the common stock into any other security,

•	have the common stock redeemed or

•	purchase additional shares of common stock to maintain their proportionate ownership interest.

The common stock does not have any cumulative voting rights, which means that the holders of a majority of the shares can elect all the directors to be elected by common stockholders and that the holders of the remaining shares will not be able to elect any of those directors.  All outstanding shares of common stock are validly issued, fully paid and non-assessable.  The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we have designated and issued or may designate and issue in the future.

Preferred Stock

Our charter authorizes the board of directors to issue, without any further action by the stockholders, preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and the qualifications, limitations or restrictions thereof, including voting rights, dividend rights, conversion rights, liquidation preferences, redemption privileges and sinking fund terms.  The rights, preferences and restrictions of the preferred stock of each series are or will be fixed by the certificate of designations relating to that series.  Any or all of the rights of a series of preferred stock may be greater than the rights of the common stock.  In addition, a series of preferred stock may have other rights, including economic rights senior to our common stock, so that the issuance of such preferred stock would adversely affect the market value of our common stock.  The issuance of preferred stock may also have the effect of delaying, deferring or preventing a change in control of our company without any action by the stockholders.

Our charter authorizes two series of Series D preferred:  Series D-1 convertible preferred stock and Series D-2 preferred, which we collectively refer to as the Series D preferred. All of the previously authorized and outstanding shares of Series D preferred were surrendered for conversion into common stock and, upon such conversion, (a) all rights with respect to such shares of Series D preferred ceased and terminated and (b) all of such shares of Series D preferred were retired and canceled and could not be reissued. We may, without the need for action by any stockholders, take such appropriate action as may be necessary to eliminate the authorized number of shares of Series D preferred and thereby return such number of shares to the status of additional shares of authorized undesignated preferred stock.

Certain Effects of Authorized but Unissued Stock

We have granted our board of directors the authority to issue preferred stock and to determine its rights and preferences in order to eliminate delays associated with a stockholder vote on specific issuances.  The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

Certain Provisions of Our Charter and By-Laws

We must comply with Section 203 of the Delaware General Corporation Law, an anti-takeover law.  In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the business combination is approved in a prescribed manner.  Generally, a “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder.  Generally, an “interested stockholder” includes a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock.  The existence of this provision generally will have an anti-takeover effect for a transaction not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Our charter provides for the division of the board of directors into three classes as nearly equal in size as possible with staggered three-year terms.  In addition, our charter provides that directors may be removed only for cause by the affirmative vote of the holders of two-thirds of the shares of capital stock of the corporation entitled to vote.  Under our charter, any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office.  The classification of the board and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us.

Our charter also provides that any action required or permitted to be taken by our stockholders at any annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written consent in lieu of a meeting.  Our charter further provides that special meetings of the stockholders may only be called by our chairman of the board of directors, our chief executive officer or, if none, our president, or by the board of directors.  Under our bylaws, in order for any matter to be considered properly brought before a meeting, a stockholder must comply with certain requirements regarding advance notice to us.  The foregoing provisions could have the effect of delaying until the next stockholders’ meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.  These provisions may also discourage another person from making a tender offer for our common stock, because such person, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders’ meeting, and not by written consent.

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s charter or by-laws, unless a corporation’s charter or bylaws, as the case may be, requires a greater percentage.  Our charter and bylaws require the affirmative vote of the holders of at least 75% of the voting power of all the shares of our capital stock issued, outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

Our charter contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors.  The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law.  Further, our charter contains provisions to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

NASDAQ Global Select Market Listing

The common stock has been approved for trading and quotation on the NASDAQ Global Select Market under the symbol “AZPN.”

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